Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

 TNX

Tel:  (860) 364-1830

   NYSE MKT LLC:  TRX

Fax:  (860) 364-0673

Toronto Office:

Suite 4400 Scotia Plaza

40 King Street West

Email:   investors@tanzanianroyalty.com

Toronto, Ontario   M5H 3Y4

Website:  www.tanzanianroyalty.com

Toll free: 1-844-364-1830

News Release – May 29 , 2014

Environmental Impact Assessment Certificate
Awarded for Tanzanian Royalty Buckreef Project

Tanzanian Royalty Exploration Corporation is pleased to announce that Buckreef Gold Company Limited has been awarded the Environmental Impact Assessment Certificate for its Buckreef Gold Project in Tanzania.

Receipt of this Certificate is the final approval necessary and confirms that all requirements for mining on the Buckreef Gold Mine project area have been fulfilled.

Buckreef Gold Company Limited is a joint venture company owned by Tanzanian Royalty Exploration Corporation and the State Mining Corporation (STAMICO), representing the Government of The United Republic of Tanzania.

The Environmental Impact Assessment Certificate was issued and signed by The Minister of State, Vice-President's Office-Environment, The Honourable Eng. Dr. Binilith Satano Mahenge (MP) and was received on the 27th of May, 2014. The process of obtaining an Environmental Impact Assessment Certificate is complex and involves multiple independent consultants, stakeholders and institutions, which have all given their stamp of approval for production at the Buckreef site, including .the professional national environmental body and the National Environment Management Council (“NEMC”).

In a message to shareholders, Mr. Joseph Kahama, Chairman and COO (Tanzania) said: “Your Company takes great pride in being partners with STAMICO in the

Buckreef Project and plans to make every effort to continue its advancement to production and returning value to all its shareholders.  I look forward to exciting times ahead and to keeping you abreast of developments as we move steadily forward.”

Respectfully submitted,
Joseph Kahama
Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-844-364-1830

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

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